UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc., dated July 20, 2017, announcing the appointments of Jonathan Mcilroy, as President, and Jean Jose Metey, as Vice President and Head of Corporate Development, effective immediately.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)
Dated: July 21, 2017	By: /s/ Spyros Gianniotis
Name: Spyros Gianniotis Title: Chief Financial Officer

Exhibit 99.1
Aegean Marine Petroleum Network Inc. Announces Executive Leadership Changes
Jonathan Mcilroy Appointed President
Jean Jose Metey to Serve as Vice President and Head of Corporate Development
NEW YORK, July 20, 2017 /PRNewswire/ -- Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced that its Board of Directors has appointed Jonathan Mcilroy as President, effective immediately.
"Following a comprehensive search process, we are pleased to appoint a leader of Jonathan's caliber as President of Aegean," said Yiannis Papanicolaou, Interim Chairman of the Board. "Having joined Aegean in January 2016, over the last 18 months, Jonathan has played a critical role in successfully expanding Aegean's back-to-back trading division and worked with all the group's physical supply stations to drive growth in contracted volumes with major clients. Jonathan was initially recruited to bring a fresh international perspective to all aspects of the business including physical supply, back-to-back trading, sales & marketing and credit policies. Since joining Aegean, Jonathan fully engaged his 25 years of experience of working with ship operating clients, traders and third party physical suppliers in all major regional markets for shipping and bunkering globally and opened new marketing offices, recruited top talent and developed group strategies to better reflect the state of today's bunker markets."
Mr. Papanicolaou continued, "While serving as Aegean's Global Trading Manager, Jonathan developed strong customer relationships and broadened Aegean's exposure in all shipowning and operating segments of the maritime industry. With significant industry experience and familiarity with Aegean's unique platform, we are confident in Jonathan's ability to lead our strategic shift to a more profitable model."
Mr. Mcilroy said, "Aegean has established a global platform with a reputation for high-quality customer service and I am honored to serve as President. I look forward to working alongside this talented group to continue to deploy resources into the most effective and profitable markets. Aegean is well positioned for continued success and I am excited to lead this company and enhance shareholder value."
The Company also announced that Jean Jose ("JJ") Metey, who has served as interim President since June 2017, has been appointed Vice President and Head of Corporate Development, effective immediately.
Mr. Papanicolaou said, "On behalf of the Board, I thank JJ for serving as interim President and for his assistance during a seamless transition process. We look forward to JJ's continued contributions to Aegean as Vice President and Head of Corporate Development."

About Jonathan Mcilroy
Mr. Mcilroy has nearly 25 years of experience in the shipping, energy and bunker trading markets. Mr. Mcilroy has served as Global Trading Manager of Aegean since January 2016. As Global Trading Manager, Mr. Mcilroy managed the expansion of the back-to-back trading division and has helped developed the commercial strategy, global marketing efforts and credit policies. Prior to joining Aegean, Mr. Mcilroy served as a Marketing Manager at Cockett Marine Oil from 2012 to 2015. Previously, he was a Credit Manager at Peninsula Petroleum from 2005 to 2012. Before Peninsula Petroleum, Mr. Mcilroy held roles with Platts, Infospectrum Ltd and MRC Business Information Ltd. Mr. Mcilroy received a BA and an MA with First Class Honors from the University of Oxford, Trinity College.
About Jean Jose Metey
Mr. Metey, Director of Corporate Development at Aegean, has more than 30 years of management and executive experience in the oil and servicing industry. Prior to joining Aegean in 2006, Mr. Metey spent more than 20 years in various roles with BP OIL, including Head of Bunkering with BP France and BP OIL U.K. and General Manager of Business Development at BP OIL International Supply and Trading in London.
About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in over 30 markets and a team of professionals ready to serve our customers wherever they are around the globe. For additional information please visit: www.ampni.com.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to attract and retain senior management and other key employees, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
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SOURCE Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc., 212-430-1098